SECURITIES AND EXCHANGE COMMISSION
Washington, DC 2549


FORM 12b-25

Commission File Number: 2-67918-NY


NOTIFICATION OF LATE FILING

	(Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
  [ ] Form N-SAR


For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K			[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F			[ ] Transition Report  on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:

	Read attached instruction sheet before preparing form. Pleas print or type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 Part I. Registrant Information

Full name of Registrant  Mikros Systems Corporation

Former name if applicable

Address of principal executive office (Street and number)

3490 US Route 1, Building 5

City, State and Zip Code Princeton, New Jersey 08540


Part II. Rule 12b-25 (b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check appropriate box.)

[X]	(a)	The reasons described in reasonable detail in Part II of this form could not be eliminated effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[  ] 	(c)	The accountant's statement or other exhibit required by Rule 12b-25
      (c) has been attached if applicable.

Part  III. Narrative

	State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
 11-K, 10-Q  N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

	Mikros Systems Corporation (the "Company") is unable to timely file its Annual Report on Form 10-K for the Year Ended December 31, 1997,
(the Form 10-K) without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in divesting its Government related business. Therefore, the Company respectfully requests an extension as per Part II, Section (b) of Rule 12b-25.


Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Stephen C. Denty,     President                (609) 987-1513
   (Name)	        		            (Area Code)    (Telephone Number)

(2)	Have all other periodic reports required under Section 13 and 15(d) of the
    Securities andExchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such a report(s) been filed? If the answer is no, identify report(s).

					[X]  Yes   [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof?

						[X] Yes    [  ]  No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Please see Exhibit A attached  hereto and forming a part hereof.


             Mikros Systems Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersign thereunto duly authorized.


Date: March 30, 1998        By: /s/Stephen C. Denty
                            Title: President

	Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
	 Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington DC 20549, in accordance with Rule 0-3 of the
   General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as amended notification.

	5.	Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of
Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b)
of Regulation S-Y.


EXHIBIT A

PART IV. Other Information


	(3) For 1997, the Company expects to report that it incurred a net loss of approximately $434,000 (to be adjusted subject to the completion of the proposed divestiture),an increase of net income of $1,014,000 from a net loss of $1,448,000 in the prior year. Net loss per share for the year is expected to be $.03 compared to a net loss per share of $.09 for the prior year. The Company believes the net loss is attributable to contract research and development costs and continued research and development expenses related to the Company's initiative with respect to commercial wireless communications.